UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

    Attached hereto as Exhibits 1 and 2 and incorporated herein by reference are the Registrant’s press releases dated December 30, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: December 30, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 30, 2010
2.	Press Release dated December 30, 2010

Exhibit 1

Elbit Systems Reorganizes its
Holdings in Certain Subsidiaries

Haifa, Israel, December 30, 2010 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced that, as part of an internal reorganization of its holdings in certain wholly-owned subsidiaries, to enhance the efficiencies of its business operations, its board of directors approved a merger plan, to be performed in a series of transactions, that will result in the merger of its wholly-owned limited partnership Silver Arrow ("Silver Arrow") into Elbit Systems. Pursuant to the merger plan, the assets and liabilities of Silver Arrow will be transferred to a new wholly-owned subsidiary of Elbit Systems – Elbit Systems Golden Arrow Ltd. ("Golden Arrow") that eventually will be merged into Elbit Systems. The merger plan will be submitted to the Israeli Companies Registrar for approval. Subject to applicable approvals, the merger will be effective as of December 31, 2010.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned aircraft systems (“UAS”), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Company Contact:	IR Contact:

Joseph Gaspar, Executive VP & CFO	Ehud Helft
Tel: +972-4-8316663	Kenny Green
j.gaspar@elbitsystems.com	CCG Investor Relations
Dalia Rosen, VP & Head of Corporate Communications	Tel: 1-646-201-9246
Tel: +972-4-8316784	elbitsystems@ccgisrael.com
dalia.rosen@elbitsystems.com
Elbit Systems Ltd

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Exhibit 2

Elbit Systems Acquires Brazilian Companies

Haifa, Israel, December 30, 2010 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced that it has acquired the Brazilian companies, Ares Aeroespecial e  Defesa S.A. ("Ares") and Periscopio Equipamentos Optronicos S.A. ("Periscopio").The acquisition was accomplished in a series of transactions totaling tens of millions Brazilian Reals.

Ares and Periscopio are involved in the area of defense electronic systems and supply a range of products to the Brazilian military as well as to additional markets in South America.  Located in the vicinity of Rio de Janeiro, the companies have approximately 70 employees. The selling shareholders are continuing to perform management functions in the companies following the acquisition.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned aircraft systems (“UAS”), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Company Contact:	IR Contact:

Joseph Gaspar, Executive VP & CFO	Ehud Helft
Tel: +972-4-8316663	Kenny Green
j.gaspar@elbitsystems.com	CCG Investor Relations
Dalia Rosen, VP & Head of Corporate Communications	Tel: 1-646-201-9246
Tel: +972-4-8316784	elbitsystems@ccgisrael.com
dalia.rosen@elbitsystems.com
Elbit Systems Ltd

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.